September 26, 2025

Shan-Nen Bong
Chief Financial Officer
Aurora Mobile Limited
31/F, Block 12-A, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong 518057
People   s Republic of China

       Re: Aurora Mobile Limited
           Registration Statement on Form F-3
           Filed September 19, 2025
           File No. 333-290371
Dear Shan-Nen Bong:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charli Wilson at 202-551-6388 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Shu Du